UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

In connection with the filing of the resale registration statement on Form F-3 related to the securities issued in a previously announced private placement transaction, Rosetta Genomics Ltd. (the “Company”) has restated its consolidated financial statements as of December 31, 2010 to:

•	include a note with respect to the Company’s liquidity issues and management’s plans to address these issues (see Note 1f to the consolidated financial statements); and

•	reflect the 1-for-4 reverse stock split of the Company’s ordinary shares effected on July 6, 2011 (see Note 16c to the consolidated financial statements).

The restated consolidated financial statements as of December 31, 2010 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Consolidated financial statements as of December 31, 2010
99.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 2, 2011	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel